Exhibit 8

Dr Bruce Butcher

Bruce Butcher is a graduate of the University of Western Australia and a postgraduate of the Universities of London and Cambridge.  Bruce holds two PhD degrees in company law: one from the University of Cambridge, the other from the University of London.  He is the author of several published works in the field of company law, with an emphasis upon corporate governance and directors’ duties in English and in Australian company law.  His book entitled, Directors’ Duties: A New Millennium, A New Approach? was published in London in 2000.

Bruce is admitted to practice as a solicitor in England and Wales, Western Australia, Victoria and New South Wales.  He has specialised in commercial and corporate law for over 25 years in both the private and public sectors, and has wide experience in corporate governance, FSA, LSE, ASIC and ASX regulation, corporate finance and government relations.  From 1997 to 2000, Bruce was ASIC’s General Counsel: Special Projects, and also Director, Markets and Major Matters, at its head office in Melbourne.  During 2000, he was the Visiting Senior Research Fellow in Company Law at the Institute of Advanced Legal Studies, University of London.

From 2001 to 2005, Bruce was Chief Executive Officer and Managing Director of Sydney Gas Ltd in Australia.  Bruce took Sydney Gas from an exploration company to a production company.  Under his leadership and direction, Sydney Gas built the first two gas plants in New South Wales and became the first company in New South Wales to be granted a petroleum production lease, to commercialise an onshore gas project, and to sell locally produced gas into the New South Wales gas market.

From 2006 to 2007, Bruce was Chief Executive Officer and Managing Director of Niuminco Ltd, an unlisted public company formed to acquire and amalgamate various mining leases and exploration licences over gold, silver, nickel, copper and other minerals properties strategically located across tried and proven producing areas of Papua New Guinea.  Bruce assembled the technical, operational, corporate and finance teams necessary to recommence mining operations at an historically producing gold and silver mine at Edie Creek via Wau, in the Highlands of PNG, and raised all the monies required to fund Niuminco, before on-selling those assets during September 2007.

Bruce established XS Platinum Ltd during 2007 in order to acquire what was once an historically significant platinum mine in the remote reaches of south-western Alaska near the village of Platinum via Goodnews Bay on the Bering Sea.  As Chairman and Chief Executive Officer of XS Platinum, Bruce raised all the monies required to acquire a large number of mining claims and to fund XS Platinum going forward. He assembled the technical, operational, corporate and finance teams necessary to recommence mining operations and put the mine back into production. Since 2009, XS Platinum has been producing platinum and platinum group metals, including gold, for sale, from its Platinum Creek Mine in Alaska.

Bruce is an experienced company director having advised, or served on, the boards of a number of public, and listed public, companies since 1983.  He is a director of Positive Eye-D Ltd, Dynasty Resources Pty Ltd, XS Platinum Ltd and XS Platinum Inc.  He is a resident of London, UK, but regularly travels throughout North America and Europe.

Mr Mark Balfour

Mark Balfour is a Resources and Corporate Lawyer with more than 30 years experience in practice variously as a Sole Practitioner, Partner in small to medium size Australian law firms, Corporate Counsel and Company Secretary to an ASX top 300 company and as both in-house and external Legal Counsel to various public companies, some governed by foreign jurisdictions and some with foreign assets.

Mark is a specialist in Corporate Law, Banking and Finance, Resources Law and Business Management. As a Company Secretary, Mark has had responsibility for most aspects of corporate governance and regulatory compliance for several listed entities, and private corporate and trust entities.

In recent years, Mark has been predominantly engaged in contract negotiation and drafting of contracts for resources acquisitions, joint ventures, farm-ins, upstream gas exploration, resources and sample drilling, fracture stimulation services, pipeline construction and land access.  He has also conducted community consultations and project presentations.  Mark has also implemented and supervised due diligence processes involving several participants and large acreages in the Australian E&P oil and gas sector, Indonesian E&P oil and gas sector, Papua New Guinea mining sector and North American mining sectors.

In the corporate arena, Mark continues to be active in supervising and contributing to the drafting of corporate constitutions, prospectuses and other incorporation and capital raising documents related to the listing and financing of various public companies engaged in the oil and gas, mining, IT and biotech industries.  His expertise in the area of corporate governance, and his experience as Company Secretary to various public companies, has complemented his legal advisory role in listings and capital raisings.  Mark has also developed invaluable experience contributing to corporate strategic planning and executive management at all levels of both public and private corporate entities.

Since 1 November 2007, Mark has been an Executive Director of XS Platinum Ltd, an unlisted public company formed to acquire various platinum mining claims in south-western Alaska. Since 2009, XS Platinum has been producing platinum and platinum group metals, including gold, for sale, from its Platinum Creek Mine in Alaska.

Mark is a director of Dynasty Resources Pty Ltd, XS Platinum Ltd, XS Platinum Inc and Corporate Management Consultancy Pty Ltd. He is also a Trustee of Fremantle Hospital Medical Research Foundation in Fremantle, Australia. Mark is a resident of Seattle, Washington, USA.

Mr Sergio Di Vincenzo

Sergio Di Vincenzo is a Certified Practicing Accountant (“CPA”), a professional fellow of the National Institute of Accountants (Australia) and a fellow of the Taxation Institute of Australia. Sergio is the Managing Director of Aspen Corporate, a CPA accounting practice employing approximately 28 staff that he started in 1990. He specialises in corporate and personal taxation, business services and financial consulting.

In his business services role, Sergio regularly provides consultancy services in the area of organisational change, corporate strategy, mergers and acquisitions, business development and corporate performance management. Through his professional association with many corporate entities, Sergio evaluates business strategies and provides strategic advice on a variety of business developments, including mergers and acquisitions.

Sergio has for many years been actively involved with the capital-raising of various small- to mid-cap mining ventures and is also a director of several mining exploration entities with interests in Australia and South America. He resides in Perth, Western Australia.

Mr James Slade

Profile:

30 years experience in owning and operating companies with up to 150 employees.

Managing Partner of the largest placer gold mining operation in the contiguous US.

15 years alluvial mining experience, US Patent applications on several recovery systems.

Experience:

Pioneer Mining Group, Liberty, Washington — 2001 to 2009

President:  Pioneer was the majority partner and operator of Liberty Mining & Exploration LLC. Their Swauk Creek Mine was the development site for a revolutionary alluvial mining system marketed by AuVERT Gold Systems Inc. Mr. Slade was the Managing Partner of Liberty Mining responsible for all operations.

Gypsy Mining & Exploration, Memphis, Tennessee — 1996 to 2001

Managing Partner:  Primarily responsible for the mineral resource development. Duties included cost control, purchasing and logistics for project development. Worked directly with engineering firms and geologists to determine project feasibility.

Tule Canyon Mine, Goldpoint, Nevada — 1998 to 1999

Mine Manager:  Gypsy Mining purchased a mothballed placer mine in the high desert of Nevada. Mr. Slade was responsible for plant design, equipment purchase, operational concerns and permitting. Tule Canyon was the largest placer mine in the contiguous United States. It was closed for permitting reasons when an archeological site was encountered.

Black Claims Inc, 29 Palms, California — 1997 to 1998

Mining Consultant:  Mr. Slade was the joint venture representative for development of mining claims in the Old Dale Mining District in Southern California. Black Claims used modern recovery methods to extract free gold from old mining tails in the high desert.

Volco Mining Venture, Baker, California — 1996 to 1997

Mining Consultant:  Assisted in the testing and mine development of a volcanic ash project in the desert. Responsible for sample collection, mapping and assay control.

Talon Petroleum Inc, Larnaca, Cypress — 1992 to 1995

Managing Director:  Talon was a joint operating partner in developing fields in Syria. Mr. Slade successfully negotiated a marketing agreement with the Syrian Petroleum Company to purchase crude oil for sale into Eastern European markets. His responsibilities included contract negotiations, tanker scheduling and financing requirements. Talon was sold in 1995 to a Dubai operating company.

Franklin Oilfield Supply Company, Calgary, Alberta — 1981 to 1992

Director of Special Projects for Middle East:  Mr. Slade was responsible for introducing the company into Middle East markets, principally, Syria, Iran, Lebanon and Dubai. During this time, he arranged contracts for equipment sales in excess of $175 million dollars.

Calfor Data Inc, Calgary, Alberta — 1978 to 1981

Owner, President:  Calfor was conceived and started by Mr. Slade. It was the first mobile document destruction company in the world and became MobilShred. The corporation started a new industry and grew through an aggressive franchising expansion program. Mr. Slade sold his interest in the company that he founded in 1981.

Education

Business Administration — Finance, Mount Royal College, Alberta, Canada

Professional Affiliations

Canadian Institute of Mining

Member of Mensa

American Petroleum Institute

Mr Robert Pate

Robert Pate is a geologist with 35 years of experience in the mineral industry. He has worked as an exploration or mine geologist, mine engineer, mine superintendent and General Manager on mining projects all over the world.  He holds a Bachelor of Science degree in Geology from Fort Lewis College in Durango, Colorado, USA, having graduated in 1975.

Robert is employed by XS Platinum Inc as its General Manager. He has a very strong background in gold and silver exploration/production, project development, operating open pit mines and running large-scale mining operations. He is based in XS Platinum’s Seattle office. He was responsible for the Phase I construction and start-up of XS Platinum’s Platinum Creek Mine in Alaska during the first half of 2010, that has enabled XS Platinum to move into the production phase of its operations. XS Platinum is now producing platinum and platinum group metals, including gold, for sale, from these operations.

Before joining XS Platinum at the start of 2010, Robert was Vice-President of Operations and Project Manager for Goldrich Mining Corp at Chandalar, located north of the Arctic Circle in Alaska.  There he was instrumental in the discovery and drilling of Alaska’s first documented large-scale aggredational placer deposit containing over 250,000 oz of gold. He worked with Goldrich from 2006 to 2008.

Robert has held a series of progressively responsible positions with Coeur d’Alene Mines Corporation as Mine Superintendent and General Manager of the Thunder Mountain Mine, located in an exempt area allowing mining within the Frank Church River of No Return Wilderness Area in Idaho.  Upon exhaustion of mineable reserves and the subsequent mine closure, he supervised mine and mill decommissioning and the environmental reclamation which resulted in Coeur being awarded the first DuPont/Conoco National Environmental Leadership Award.  Robert also worked on the development of the Fachinal Mine in southern Chile while with Coeur.  In all, he spent five years on several of Coeur’s projects from 1988 to 1992.

From 1995 to 1988, Robert was with Atlas Precious Metals, and was a member of the team that discovered the Gold Bar Mine located on Roberts Mountain in the Carlin Trend of Nevada. As Mining Foreman with Freeport McMoRan, at its world-class Grasberg Mine in Indonesia, he was part of the expansion team leading the mining operation/expansion from 250,000 tons per day to 750,000 tons per day. He spent three years with Freeport from 1996 to 1998.

Robert was Project Manager for Yamaha on large scale gold and silver exploration projects in Papua New Guinea and Argentina.  His work in the Patagonia region of Argentina led to the discovery of the Mina Martha high-grade silver mine that is currently owned and operated by Coeur d’Alene Mines. He was with Yamaha from 1998 to 2000.

Robert became a certified MSHA safety trainer in the late 1970s. From time-to-time, when he has been working on various projects as either an engineer or as a geologist, Robert has also served as the company’s safety trainer at different mine sites. Subsequent positions during his career have required him to work closely with safety personnel and safety programs in a supervisory or management role.  While working at the Grasberg Mine, for instance, his exposure to safety training was greatly expanded through teaching the Indonesian national workers safe mining methods.  Through the combined efforts of the training and safety departments, along with the hands-on approach to safety required by Freeport McMoRan of their expatriate supervisors, the Grasberg Mine has one of the lowest accident rates in the world.  This dedication to safety and accident prevention, has been carried forward by Robert with his present work at the Platinum Creek Mine in Alaska.

Robert has extensive international experience in the US, Chile, Argentina, Papua New Guinea and Indonesia.  He resides in Spokane, Washington, USA.